Exhibit 99.1
Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Plaza Bancorp
SEC Registration Statement No.: 333-220437

Pacific Premier Bancorp
Tuesday, October 24, 2017, 12:00 P.M. Eastern

Pacific Premier Bancorp
Q3 2017 Conference Call
Tuesday, October 24, 2017, 12:00 P.M. Eastern

CORPORATE PARTICIPANTS Steve Gardner - Chairman, President and CEO Ron Nicolas - Senior Executive VP and CFO

PRESENTATION

Operator
Good day and welcome to the Pacific Premier Bancorp Third Quarter 2017 Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star (*) key followed by zero (0). After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star (*), then one (1) on your touchtone phone. To withdraw that question, please press star (*), then two (2). Please note this event is being recorded.

I would now like to turn the conference over to Mr. Steve Gardner, Chairman and CEO of Pacific Premier Bancorp. Please go ahead.

Steve Gardner
Thank you, Bryan. Good morning, everyone. I appreciate you joining us today. As you're all aware, earlier this morning, we released our earnings report for the third quarter of 2017. I'm going to walk through some of the notable items. Ron Nicolas is going to review a few of the financial details, and then we'll open up the call to questions.

I'll also note that in our earnings release this morning, we have the Safe Harbor statement relative to the forward-looking comments and I'd encourage all of you to take a look and read through those. Overall, I thought we had a solid quarter that reflects our commitment to continual improvement and executing at the highest level. Earlier in the quarter, we completed the system conversion of Heritage Oaks and continued the integration of their team and operations into Pacific Premier. We were able to perform due diligence, negotiate and sign a definitive agreement to acquire Plaza Bancorp. We continue to strengthen our organization by investing in new talent and technology to enhance relationship management, client acquisition, and operations. Additionally, we remain focused on the basics, providing responsive service to our clients and driving organic growth across all of our business lines. We generated net income of $20.2 million or $0.50 per diluted share in the quarter, which equates to a return on average assets of 1.26% and a return on average tangible common equity of 15.0%. These results were driven by strong balance sheet growth, well-managed deposit costs, prudent expense control, and pristine asset quality.

The third quarter was another example of our philosophy of continuous improvement. Consistent with the company's historic growth, we are seeing increased levels of loan production. In the third quarter, we generated $558 million in new loan commitments. During the quarter, we saw consistent loan demand in most of our markets and we are receiving solid contributions from our Central Coast team.

Our loan production during the third quarter continued to be well diversified as we originated $107 million in new C&I loan commitments, $87 million in construction loans, $85 million in franchise loans, $84 million in owner-occupied CRE, $73 million of multi-family loans, $49 million in SBA loans, and $47 million in investor-owned CRE. This resulted in annualized growth rate of 15.5% in the loan portfolio, with the majority of the growth coming in various business loan categories. We continue to manage our balance sheet growth through a number of strategies, including loan sales and as such, we sold $37 million of lower yielding single-family loans, along with $32 million of SBA loans.

Looking at our deposit growth, we had a nice quarter of core deposit inflows. The growth in core deposits is principally being driven by our bankers steadily adding new relationships, along with the growth in our existing clients’ businesses. As with many in the industry, we started to see some pressure on deposit costs earlier this year. So far, we've been able to manage that pressure fairly effectively. Our cost of deposits increased by 3 basis points from last quarter. Because of the nature of our client base, primarily small and middle market businesses, the pressure on deposit costs are somewhat mitigated. Those people that bank with Pacific Premier are not banking with us because of the rates we pay on deposits. They bank with us because we are their trusted bankers. We've developed lasting relationships with them, and they place significant value on the service levels we deliver every day.

As we previously announced, we signed a definitive agreement to acquire Plaza Bancorp on August 8. We have received all of the required regulatory and shareholder approvals and expect to close the transaction on November 1. We are looking forward to the closing as it will allow us to expand into the Los Angeles market in a way that makes both strategic and financial sense. While we have a number of business relationship clients based in Los Angeles, this deal will significantly enhance our ability to grow our market share. With Plaza, we will be acquiring a number of talented bankers and quality business clients in Las Vegas, Orange, San Diego, and L.A. County that will strengthen our franchise.

Looking ahead, our loan and deposit pipeline remains healthy and we are well positioned to execute on our growth initiatives. We have accomplished a great deal during 2017, but there is always room for improvement and we are continually seeking ways to strengthen the organization. We have added valuable scale through the acquisition of Heritage Oaks and our entry into the Central Coast, and with Plaza we will expand our presence throughout Southern California. We are pleased with the foundation we have built and our ability to drive organic growth and fully capture the synergies from our acquisitions. We are always open to transactions that make strategic and financial sense for our shareholders and our disciplined approach towards M&A will never change.

In summary, we are excited about the opportunities we have available to us, both from an organic growth standpoint and through continued M&A. With that, I'm going to turn the call over to Ron to provide a little bit more detail on our third quarter results. Ron?

Ron Nicolas
Thanks, Steve, and good morning, everyone. As is customary, I will be reviewing some of the more significant items in the quarter, focusing primarily on a linked-quarter comparison. Over all, as highlighted in our earnings release, net income was $20.2 million for the quarter and we earned $0.50 per diluted share. Major items impacting the quarter included total revenue, which increased to $72.5 million compared to $72.1 million in the prior quarter. However, excluding the impact of accretion and security gains, total revenue increased $2.9 million or 18% annualized on a linked quarter basis.

Operating expense, excluding merger-related costs, came in at $39.1 million compared with $38.4 million in the prior quarter and the company benefited from a tax provision true-up with the filing of our 2016 tax returns, which favorably impacted our quarter's tax provision.

Taking a closer look at the income statement, total revenue was driven by higher net interest income of $64.3 million, which included $2.9 million of accretion income compared with $4.2 million in the prior quarter. Excluding the impact of accretion, our net interest income increased $2.2 million and included lower prepayment fees of $400,000.00 for the quarter. The largest single contributor to the increase in net interest income was $122 million of higher average loan balances this quarter.

Our net interest margin decreased to 4.34% from 4.40% in the prior quarter, with accretion income accounting for 11 basis points of the decrease. Excluding the impact of accretion, our core net interest margin increased by 5 basis points to 4.14%, largely driven by the June Fed rate hike as our loan yields grew 7 basis points to 4.96%.

The three basis point increase in our deposit costs were driven principally by higher CD costs, with both wholesale and resale CDs combined increasing 10 basis points and, to a lesser extent, nonmaturity deposit costs, which rose 1.5 basis points on a linked-quarter basis.

As we have previously stated, although we anticipate further deposit pricing pressures, we expect our core net interest margin to remain fairly consistent in the 4.10% to 4.15% range. The company recorded a provision for loan loss of $2 million during the quarter compared with $1.9 million in the prior quarter, driven principally by our loan growth. Our allowance for loan loss ended the quarter at 0.54% of total loans held for investment compared with 0.52% in the prior quarter. We expect our loan loss provision to remain in the $2.0 million to $2.5 million range per quarter, commensurate with our quarterly organic loan growth and our current asset quality profile.

Noninterest income of $8.2 million fell $600,000.00 from the prior quarter and included $900,000.00 in security sale gains, down $1.2 million from the prior quarter's gain of $2.1 million. In addition to our SBA loan sales, we sold a small pool of lower-yielding SFR mortgage loans for approximately a 1 point gain.

Our noninterest expense came in at $39.1 million, excluding $500,000.00 of merger-related costs compared with $38.4 million in the prior quarter, excluding $10.1 million of merger-related costs. Staffing grew to 714 full-time equivalents from 707 as of June 30th. These staff numbers include the remaining reductions related to Heritage Oaks acquisition with the completion of the system conversion as the company achieved its expected cost savings previously disclosed. We also achieved the remaining data processing cost savings with our conversion completed in July. As noted in our earnings release, there were a few expenses that moved around some, reflecting the typical initial transition of operations in billings of a new acquisition. We fully expect this transition noise to quiet down in the next couple of quarters.

Our effective tax rate was 34.4% in the second quarter and included a $1.1 million tax true-up with the filing of our 2016 tax return. As a result, the effective rate fell by approximately 3.6% for the quarter. We expect our effective tax rate to rise to approximately 37% to 38% in the fourth quarter.

Turning now to the balance sheet highlights, total assets came in at just over $6.5 billion, with total gross loans of $5.1 billion, an increase of $189 million, or a 15% annualized growth rate. As highlighted in our loan composition table within our release, total business loans accounted for $159 million of the loan growth, while real estate loans fell by $8 million, principally as a result of our small SFR loan sale as well as moving another $32 million to a held-for-sale status as of September 30th.

New loan commitments originated were $558 million for the quarter, the sixth consecutive quarterly increase, with new loan origination yields coming in at 4.97% overall. Our investment portfolio finished the quarter at $722 million compared with $711 million at the end of the second quarter. We anticipate growing the investment portfolio over the next couple of quarters to roughly 12% of assets, inclusive of the Plaza acquisition. The average yield of our investment portfolio was enhanced this quarter, principally by the purchase of additional FRB stock.

Deposits finished the quarter at just over $5 billion, increasing $72 million from the prior quarter. Importantly, the majority of that increase came from our nonmaturity transaction deposits, which grew $64 million to $4.2 billion, finishing at 84% of total deposits. Our loan-to-deposit ratio finished the quarter at 99.8%. As previously noted, we anticipate our deposit costs rising over the next couple of quarters as competition continues to respond to the recent Fed rate increases, although our focus on small and middle market commercial relationship business is helping to mitigate those pressures.

We remain well capitalized across all key capital ratios for both the consolidated company and the bank. Our tangible common equity ratio rose 23 basis points to 9.41%, and our tangible book value grew 15% on a linked quarter basis to $14.35 per share.

Lastly, taking a look at asset quality, we continue to realize strong asset quality results across the entire loan portfolio. We saw a small uptick in our 90-day delinquency related to a couple of recently acquired PCI loans. Our allowance for loan loss ended the quarter at $27.1 million, and our allowance-to-loans coverage ratio increased 2 basis points to 0.54%. As a reminder, approximately 1/3 of our loan portfolio is fair valued under acquisition accounting. Our total fair value discount was $21.6 million as of September 30th or 0.43% of total loans held for investment. With that, we would be happy to answer any questions you may have.

Operator, please open up the call for questions.

QUESTIONS AND ANSWERS

Operator
We will now begin the question-and-answer session. To ask a question, you may press star (*), then one (1) on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw that question, please press star (*), then two (2).

And our first question comes from Jackie Bohlen with KBW. Please go ahead.

Jackie Bohlen
Hi, good morning, everyone.

Steve Gardner
Morning.

Jackie Bohlen
I just wanted to touch on loan growth first, obviously very strong in the quarter and you mentioned that geographies had done pretty well. If you could just give us a little bit more color on where do you see that going in the future. If you think that future growth is going to be kind of in the portfolio that it was centered in in the quarter?

Steve Gardner
The pipeline, Jackie, is well diversified, just as our production was during the third quarter. So we don't see any significant change there. Certainly, in one quarter or another, differing business lines can have stronger production, depending upon loan volumes that they're seeing. But overall, we think the volume is going to be consistent across all of our business lines.

Jackie Bohlen
Okay and are you pretty much done with the looking at the single-family loans and kind of finding those that are lower yielding and prepping those for sale or might we see more of that in 2018?

Steve Gardner
I wouldn't think we'll see more in 2018. That portfolio is relatively small. It’ll, part of it will run off over time and then there's a portion of that portfolio that includes HELOCs that are two, are primary business banking clients and they utilize those at various times for personal reasons.

Jackie Bohlen
Okay and the sales that happened in the quarter and then what was put into held-for-sale, were a lot of those acquired loans?

Steve Gardner
Generally, yes.

Jackie Bohlen
Okay.

Steve Gardner
Predominantly from Heritage Oaks.

Jackie Bohlen
Okay and then in terms of the yield on the portfolio, you mentioned that you're seeing the benefit from the rising rates and the 7 basis points that that yield increased. As deposit costs potentially increase going forward, do you see loan yields increasing in a like manner?

Steve Gardner
Today, we've seen loan yields rise more quickly than what we have on deposit pricing. As we noted, we're up 3 basis points over Q2. If you go back to the end of December of 2016, our deposit costs are up just two basis points. And through the year, we've seen some nice benefit from the Fed rise. How exactly the portfolio performs going forward, we'll see. But we think that likely, those general trends will continue.

Jackie Bohlen
Okay, that’s helpful. Thanks, Steve, I’ll step back now.

Operator
Next question comes from Matthew Clark with Piper Jaffray.

Matthew Clark
Thanks, good morning. On the core margin, I think you spoke to a range of 4.10% to 4.15% going forward, obviously, at 4.14% this quarter. But the Plaza deal coming online, I mean, that franchise has a core margin of around 4.82%, if you exclude some noise this quarter, so just trying to fit that into your guidance and whether or not that's fully being considered or not.

Steve Gardner
Certainly, it's being considered, but at the same time, we're comfortable with that range of 4.10%, 4.15%. Once we get, once we close and get those loans on the books, move through the fourth quarter and into Q1, we should have some better visibility at that point. But we think that 4.10%, 4.15% is the right range for the time being.

Matthew Clark
Okay and then the new production in the quarter, what was the weighted average rate on that?

Ron Nicolas
It was 4.97%.

Steve Gardner
Matthew, 4.97%.

Matthew Clark
Thank you and then the loan pipeline, just curious what the size of that was at the end of the quarter.

Steve Gardner
It's a little over 700 currently.

Matthew Clark
Okay and then now that you are closer to closing the Plaza deal, any adjustments or view of your targeted cost saves? And also, just an update on the timing of how that, of when that will be realized over the next quarters?

Steve Gardner
No change in the anticipated cost saves. We're comfortable with the guidance we've previously provided. We expect a portion of those cost saves will be realized in Q4, but a fairly small percent. Most of them in the first half of 2018, once we get the systems conversion completed, which will occur in early May of next year. We'd expect that most all of the cost saves should be fully realized, as I said, in the second half, or in the first half of 2018.

Matthew Clark
Okay and then last one for me just on of the pro forma loan-to-deposit ratio, based on kind of the balance of loans coming over in the mark and the related deposits in runoff, planned runoff, I guess. What's your sense for the pro forma loan-to-deposit ratio? Looks like it can creep above 100%, barring growth in kind of legacy Pacific Premier, but just curious on plans to manage that down under 100% or at 100%.

Steve Gardner
I think that as we've done in the past, and I indicated earlier, we're going to continue to use a variety of strategies to manage the loan-to-deposit ratio, loan sales being one of them. We’ll manage some of the higher costs deposits at Plaza down over time and do so prudently. Our HOA business, generally, the strongest inflows we see from them is in the first quarter of each year.

So there's a variety of levers that we have to pull. We could certainly slow, if need be, some of our investor-owned CRE. But at the same time, we've had plenty of success selling that production off. So there's a number of ways to manage it. We would generally expect the loan-to-deposit ratio not to exceed 100%.

Matthew Clark
Great, thank you.

Steve Gardner
Sure.

Operator
Next question comes from Gary Tenner with D.A. Davidson. Please go ahead.

Gary Tenner
Thanks, good morning, guys.

Steve Gardner
Good morning.

Ron Nicolas
Hi, Gary.

Gary Tenner
Hi. A couple of questions, I guess, first, in terms of loan production this quarter, multifamily played a nice part of that. I'm just wondering if you've seen any changes in the new production yields on multifamily as maybe some other banks have backed away a little bit from that line of business.

Steve Gardner
No and, Gary, those were a couple of, we did a couple of fairly large relationship-based loans. Multifamily is not something that we are focused on. The yields on that product are still very low. Generally speaking, we won't originate multifamily unless it's a relationship and in this case, during the quarter we had a couple of very large loans that were relationship based that drove the production in multifamily.

Gary Tenner
Okay, thank you, and then if you think of the loan yield expansion or the pickup in loan yields this quarter and then maybe project it to the first quarter of '18, assuming a rate hike in December, inclusive of the Plaza portfolio, do you think the reaction in terms of loan yields would be about the same as what we saw this quarter?

Steve Gardner
Boy, that's a lot of speculating I’d need to do there, Gary, to figure out things. It's, we'll see. There's a number of variables at play here. We think the margin guidance that we've provided is spot on and we'll see how things shake out as we move through the quarter and into Q1 and then what does the Fed ultimately do.

Gary Tenner
Okay and then just last question in terms of the discount accretion down to $2.9 million, I think, this quarter. Ex the addition of the Plaza deal, Ron, do you think this is sort of a level that is probably sustainable for a few quarters, excluding the inclusion of Plaza?

Ron Nicolas
Yes, Gary, we saw a drop in some of the legacy in addition to the HOB. So I would venture to say we'll see about a mid-teen, mid- to high-teens number for the next 1 to 2 quarters, exclusive of Plaza. So probably 15, 18 basis points from this point here forward.

Gary Tenner
Great, thanks, guys, for the color.

Operator
Again, if you have a question, please press star (*), then one (1). The next question comes from Tim Coffey with FIG Partners. Please go ahead.

Tim Coffey
Thank you, gentlemen. Good morning, everybody.

Steve Gardner
Good morning.

Tim Coffey
Steve or Ron, the average borrowings that you've had on the books the last couple of quarters have been a little bit higher than you've, had been typically. What's kind of the thinking there? Is it kind of a plan to hold on to those excess borrowings for a while as you go through the integration of Plaza?

Steve Gardner
Well, Tim, the increase is directly related to the acquisition that we did. Heritage Oaks added $2 billion in total assets. So with that came a little bit of borrowings. So, we'd expect borrowings to kind of continue generally in the range they have historically, 5% to 10% of total assets.

Tim Coffey
Okay.

Ron Nicolas
Yes, they were fairly consistent, Tim, quarter-to-quarter there. We saw 7% this quarter, 7% last quarter, to Steve's point, with the acquisition of HOB coming online. Prior to that, we were in the 5% to 6% range, so.

Tim Coffey
Right, I'm just trying to figure out if this is the new normal. It sounds like it is. And then from a credit perspective, right, I mean, you've got plenty of reserves, you've got plenty of fair value marks relative to the absolute level of NPAs. But, Steve, is there anything out there in the marketplace that you're seeing that concerns you from a credit quality perspective on new loans?

Steve Gardner
Generally speaking, we're seeing in our portfolio pretty consistent performance. We'd certainly expect at some point that in one loan category or another, that somebody's going to run into issues. I don't know that asset quality can continue at these very low levels. But overall, in a market, again, for the lines of business that we are focused on, we don't see any real concerns out there from a credit standpoint. Of course, at the same time, we're worried about everything.

Tim Coffey
Okay. All right, thank you very much. Those are my questions.

Operator
Next question comes from Don Worthington with Raymond James. Please go ahead.

Don Worthington
Thank you. Good morning, Steve, Ron.

Steve Gardner
Hi, Don.

Don Worthington
In terms of ag loans, they were down about a little over 12%, $12 million, sorry, this quarter. What are your thoughts there in terms of ag lending? I know this was kind of the Heritage Oaks portfolio, but just looking for your current thoughts there.

Steve Gardner
Sure. We like the line of business. We're going to continue in that line of business. There's a lot of very good relationships that we have, principally, as you mentioned, through Heritage Oaks and along the Central Coast. The decline we saw was very much seasonal in nature and so we expect to grow that business prudently over time.

Don Worthington
Okay. All right, great and then on the 1 to 4s that were sold, what was the actual yield on that portfolio?

Steve Gardner
Low 4% range. We could get you the exact, but it's some of the lowest yielding in our loan portfolio.

Don Worthington
No, that’s fine, thank you. Okay, thanks, that’s all I had.

Steve Gardner
Thanks, Don.

Operator
Next question comes from Tyler Stafford with Stephens. Please go ahead.

Tyler Stafford
Hi, good morning, guys.

Steve Gardner
Good morning.

Tyler Stafford
Just a first question, I guess, around expenses. I've got you nearing or crossing $10 billion in assets by the end of '19, just organically, assuming you don't do another acquisition between now and then. Can you just talk about where you are in the expense growth build out in terms from an investment standpoint, if crossing 10?

Steve Gardner
We have made a substantial amount of the investment, but there are still additional investments that we'll need to make as we approach and eventually cross $10 billion, whenever that might be. But we have, I'd say the bulk of that expense has been incurred at this point.

Tyler Stafford
Okay, thanks, and then, Steven, in your closing remarks, you did talk about, kind of left the door open for additional M&A from here. Obviously, Plaza is going to close probably ahead of where most of us expected. Just curious, your thoughts on M&A now, and particularly, just geographically, if you are looking perhaps now to move outside of California?

Steve Gardner
We have been and we continue to be open to M&A and conversations with folks. We weigh that against where our team is from an operations and integration standpoint and we'll continue to assess that. But we remain open to M&A, both in California and as we grow and expand, if there are opportunities beyond the state lines, those are something that we would take a look and consider as long as they are consistent with building our franchise and enhancing shareholder value.

Tyler Stafford
Okay, thanks, Steve. And then maybe last one for me, just around the SBA business, in terms of production this quarter, $49 million or so. Would you expect Plaza to add much to that in terms of what you're going to be producing and/or selling on a quarterly basis? Is this more or less a good run rate to think about?

Steve Gardner
We would not think that Plaza is going to materially add to either the production or the gain on sale.

Tyler Stafford
Okay. The rest have been asked and answered. Thanks, guys.

Operator
This concludes our question-and-answer session. I would now like to turn the conference back over to Mr. Gardner for any closing remarks.

CONCLUSION

Steve Gardner
Thank you, Bryan, and thanks again for joining us this morning. If you have any additional questions, please feel free to give Ron or myself a call, and we would be happy to talk with you. Have a great day.

Operator
The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.